02037757

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 29, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Santander Central Hispano

MAJOR EVENT

Grupo Santander Central Hispano and Sacyr, S.A. have agreed the purchase and sale of a block of shares of Vallehermoso, S.A, equivalant to 24.5% of its share capital, for a total price of 568.7 million euros, representing a 31% premium over the market price and a price of 15 euros per share.

The operation will be executed within the next 15 days.

As a result of this sale, Santander Central Hispano will obtain a capital gain of 300 million euros.

Santander Central Hispano will keep a 4.3% stake in Vallehermoso, S.A., which it intends to increase to 5%.

There is no commitment for the Board Members maintained by Banco Santander Central Hispano, S.A. in Vallehermoso S.A. to act in accord with Sacyr S.A. or with any other shareholder of Vallehermoso, S.A. with respect to the management of the company, with the result that they will be fully independent.

Madrid, May 28th 2002

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

By: ______________________________

Name: José Luis del Valle
Title: Executive Vice President

Date: May 29, 2002